SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

UNIONBANCAL CORPORATION

(Name of the Issuer)

UNIONBANCAL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Richard D. Farman

Chairman of the Special Committee of the Board of Directors

UnionBanCal Corporation

400 California Street

San Francisco, California 94104-1302

(415) 765-2969

(Name, Address and Telephone Number of Person Authorized To Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,586,208,398.50	$140,937.99

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of UnionBanCal Corporation, a Delaware corporation, other than shares of Common Stock owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG” and its subsidiaries (but including such shares of Common Stock that are held in a fiduciary capacity), at the tender offer price of $73.50 per share of Common Stock, net to the seller in cash. As of August 14, 2008, there were 139,009,259 shares of Common Stock outstanding. As of August 14, 2008, MUFG owned 90,259,680 shares of Common Stock indirectly through its subsidiaries as follows: 90,217,308 shares by The Bank of Tokyo Mitsubishi UFJ, Ltd.; 30,272 shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). As a result, this calculation assumes the purchase of 48,791,951 shares of Common Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $140,937.99	Filing Party: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Form or Registration No.: Schedule TO	Date Filed: August 29, 2008

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDMENT NO. 1 TO SCHEDULE 13E-3

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement initially filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008 (as amended, the “Schedule 13E-3” or the “Transaction Statement”) on behalf of UnionBanCal Corporation, a Delaware corporation (the “Company”), and relates to the cash tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), disclosed in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated as of the date hereof (the “Schedule TO”) filed with the SEC, to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the “Common Stock”) not owned by MUFG or its affiliates, at a price of $73.50 per share, net to the seller in cash (the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of the date hereof (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among the Company, BTMU and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of BTMU (“Merger Sub”) (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by BTMU and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger. Upon completion of the Merger, all shares of Common Stock issued and outstanding immediately prior to the closing of the Merger, other than such shares of Common Stock owned by the Company, by MUFG or its affiliates, or by holders of Common Stock who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

Concurrently with the filing of this Amendment, the Company filed with the SEC Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by the Company on August 29, 2008 (as amended, the “Schedule 14D-9”).

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, MUFG or BTMU has been provided by such person and not by any other person.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 2(f) is hereby amended and restated in its entirety as follows:

“The information set forth in the Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company—Prior Stock Purchases” is incorporated herein by reference.”

ITEM 3.	SUBJECT COMPANY INFORMATION.

Item 3(c) is hereby amended and restated in its entirety as follows:

“The information contained in the Schedule 14D-9 under the caption “Annex I—Information Relating to Directors and Executive Officers of the Company” is incorporated herein by reference.

ITEM 10.	SUBJECT COMPANY INFORMATION.

Item 10(c) is hereby amended and restated in its entirety as follows:

“The information contained in the Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information contained in the Offer to Purchase under the caption “IV. THE OFFER—12. Fees and Expenses” is incorporated herein by reference.”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11(a) is hereby amended and restated in its entirety as follows:

“The information contained in the Schedule 14D-9 under the caption “Annex II—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

UNIONBANCAL CORPORATION

By:	/s/ Richard D. Farman
Name:	Richard D. Farman
Title:	Chairman of the Special Committee of the Board of Directors

Dated: September 19, 2008

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